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Washington, D.C.

File No. 033678-0006

February 11, 2005

Owen Pinkerton

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ECC Capital Corporation

Registration Statement on Form S-11

File No. 333-118253

Dear Mr. Pinkerton:

In connection with the offering (the “Offering”) by ECC Capital Corporation (the “Company”) pursuant to the above-mentioned Registration Statement, we are counsel to the Company.

The lead underwriter has informed us that due to present market conditions, it would be advisable to make the following changes: reduce the proposed pricing range of the Offering from $9.00 to $11.00 per share, as stated in the previously circulated preliminary prospectus, to $6.75 to $7.25 and increase the number of primary shares offered to the public from 42,500,00 to 52,500,000.

The Company has informed us that the primary effect of such changes will be to decrease the previously estimated net proceeds of $416.0 million to $362.9 million. The previously estimated net proceeds of $416.0 million were to be used for general working capital purposes, substantially all of which was to be used to build a portfolio of mortgage loans. The Company’s use of proceeds for the new estimated net proceeds of $362.9 million will not change. The only changes to the Company’s disclosure in “Use of Proceeds” are to reflect a lower assumed price per share and the corresponding reduction in net proceeds. The Company believes that the decrease in estimated net proceeds of $53.1 million, or 12.76%, will have no material impact on the Company’s ability to operate or execute its business strategy. Furthermore, this reduction in the proposed pricing range and increase in number of shares offered will be beneficial to investors who purchase shares in this offering as they will collectively own a greater percentage of the Company than they otherwise would have collectively owned.

Based upon the foregoing, we are of the opinion that the proposed reduction in offering price and increase in the number of shares being offered does not require recirculation of the

February 11, 2005

preliminary prospectus under Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Clifford Chance US LLP, counsel to the underwriters of the Offering, have informed us that they concur with our opinion that recirculation of the preliminary prospectus is not required.

We have been advised by the lead underwriter, that they will contact their accounts and discuss with them the reduced offering price and increase in the number of shares being offered prior to the confirmation of purchase orders. We have been further advised by the lead underwriter that all confirmations of purchase orders by the underwriters will be accompanied by a final prospectus that has been amended to reflect the price and size of the Offering.

If you have any question or comments concerning the foregoing, please do not hesitate to call William J. Cernius at (714) 755-8172 or Jeevan B. Gore at (714) 755-8094.

Very truly yours,

/s/ LATHAM & WATKINS, LLP

cc:	Steven G. Holder

Shabi S. Asghar

Jay L. Bernstein

Andrew S. Epstein